                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                                  PhyCor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71940F10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 21, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.   71940F10                                    Page 2 of 12 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.            I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                22,248,463
  NUMBER OF
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
     EACH                       0
 REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                22,248,463

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            23,543,347

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.   71940F10                                    Page 3 of 12 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                            I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                23,543,347
  NUMBER OF
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
     EACH                       0
 REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                23,543,347

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            23,543,347

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.   71940F10                                    Page 4 of 12 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC                  I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                23,543,347
  NUMBER OF
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
     EACH                       0
 REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                23,543,347

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            23,543,347

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.   71940F10                                    Page 5 of 12 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners I, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                706,300
  NUMBER OF
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
     EACH                       0
 REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                706,300

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            23,543,347

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.   71940F10                                    Page 6 of 12 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners II, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                470,867
  NUMBER OF
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
     EACH                       0
 REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                470,867

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            23,543,347

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No.   71940F10                                    Page 7 of 12 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners III, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                117,717
  NUMBER OF
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
     EACH                       0
 REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                117,717

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            23,543,347

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 7 amends the Schedule 13D filed on December 28, 1998 (the "Initial Filing"), as amended by Amendment No. 1 to the Schedule 13D filed on January 4, 1999, Amendment No. 2 to the Schedule 13D filed on January 13, 1999, Amendment No. 3 to the Schedule 13D filed on March 8, 1999, Amendment No. 4 to the Schedule 13D filed on June 17, 1999, Amendment No. 5 to the Schedule 13D filed on August 27, 1999 and Amendment No. 6 to the Schedule 13D filed on September 10, 1999 (collectively with the Initial Filing, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"). In addition, Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Warburg Entities") are included as Reporting Entities in this Amendment No. 7.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2
------

     The list of general partners of WP and the members of EMW LLC referred to in paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated and attached hereto as Schedule I.


                                 8 of 12 Pages

Item 3
------

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     "Beginning on June 14, 2000, the Warburg Entities purchased additional shares of Common Stock in the open market. The total amount of funds required by the Warburg Entities to purchase this Common Stock as of June 22, 2000 was $581,981.88, and was furnished from the working capital of the Warburg Entities."

Item 4
------

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     "On June 8, 2000, the Company, WP, EMW LLC and the Warburg Entities mutually determined that the Company would not issue the Series B Notes as contemplated by the Purchase Agreement. The Purchase Agreement provides that in the event of such a determination, the Warburg Entities may purchase up to 15,000,000 shares of the Common Stock in the open market within a period of six months following the date of such determination."

Item 5
------

     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended by adding the following:

     "As of June 22, 2000, following additional open market purchases, the Reporting Entities beneficially owned 23,543,347 shares of Common Stock. By reason of their respective relationships with the Warburg Entities, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which each of

                                 9 of 12 Pages
the Warburg Entities beneficially owns. As of June 22, 2000, 23,543,347 shares of Common Stock represented beneficial ownership of approximately 26.5% of the outstanding shares of Common Stock."

     Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     "WP and EMW LLC have the sole power to dispose or to direct the disposition, and to vote or to direct the vote, with respect to 23,543,347 shares of Common Stock and all shares of Common Stock acquired by WPEP. WPEP has the sole power to dispose or to direct the disposition, and to vote or to direct the vote, with respect to 22,248,463 shares of Common Stock. WPNEPI, WPNEPII and WPNEPIII have the sole power to dispose or to direct the disposition, and to vote or to direct the vote, with respect to 706,300, 470,867 and 117,717 shares of Common Stock, respectively."

     Schedule II hereto sets forth a list of open market purchases of Common Stock made by the Reporting Entities in the last sixty days.

                                 10 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2000                   WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By:      Warburg, Pincus & Co.,
                                                 General Partner



                                        By:      /s/ Stephen Distler
                                                 -------------------------------
                                                 Stephen Distler
                                                 Partner

Dated: June 22, 2000                    WARBURG, PINCUS & CO.



                                        By:      /s/ Stephen Distler
                                                 -------------------------------
                                                 Stephen Distler
                                                 Partner

Dated:  June 22, 2000                   E.M. WARBURG, PINCUS & CO., LLC



                                        By:      /s/ Stephen Distler
                                                 -------------------------------
                                                 Stephen Distler
                                                 Member

Dated: June 22, 2000                    WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS I, C.V.

                                        By:      Warburg, Pincus & Co.,
                                                 General Partner



                                        By:      /s/ Stephen Distler
                                                 -------------------------------
                                                 Stephen Distler
                                                 Partner

                                 11 of 12 Pages

Dated: June 22, 2000                    WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS II, C.V.

                                        By:      Warburg, Pincus & Co.,
                                                 General Partner



                                        By:      /s/ Stephen Distler
                                                 -------------------------------
                                                 Stephen Distler
                                                 Partner

Dated: June 22, 2000                    WARBURG, PINCUS NETHERLANDS
                                        EQUITY PARTNERS III, C.V.

                                        By:      Warburg, Pincus & Co.,
                                                 General Partner



                                        By:      /s/ Stephen Distler
                                                 -------------------------------
                                                 Stephen Distler
                                                 Partner

                                 12 of 12 Pages

                                   Schedule I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------ -------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
         NAME                          WITH THE REPORTING ENTITIES

------------------------ -------------------------------------------------------
Joel Ackerman            Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Harold Brown             Partner of WP; Member and Senior Managing Director of
                         EMW LLC
------------------------ -------------------------------------------------------
W. Bowman Cutter         Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Cary J. Davis            Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Stephen Distler          Partner of WP; Member, Managing Director and Treasurer
                         of EMW LLC
------------------------ -------------------------------------------------------
Stewart K. P. Gross      Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Patrick T. Hackett       Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Jeffrey A. Harris        Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
William H. Janeway       Partner of WP; Member and Senior Managing Director of
                         EMW LLC
------------------------ -------------------------------------------------------
Douglas M. Karp          Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------

------------------------ -------------------------------------------------------
Charles R. Kaye          Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Henry Kressel            Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Joseph P. Landy          Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Sidney Lapidus           Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Kewsong Lee              Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Jonathan S. Leff         Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Reuben S. Leibowitz      Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
David E. Libowitz        Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Nancy Martin             Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Edward J. McKinley       Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Rodman W. Moorhead III   Partner of WP; Member and Senior Managing Director of
                         EMW LLC
------------------------ -------------------------------------------------------
Howard H. Newman         Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Gary D. Nusbaum          Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Dalip Pathak             Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Lionel I. Pincus         Managing Partner of WP; Managing Member, Chairman of
                         the Board and Chief Executive Officer of EMW LLC
------------------------ -------------------------------------------------------
John D. Santoleri        Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------

------------------------ -------------------------------------------------------
Henry Schacht            Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Steven G. Schneider      Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
John L. Vogelstein       Partner of WP; Member and Vice Chairman of EMW LLC
------------------------ -------------------------------------------------------
Elizabeth H. Weatherman  Partner of WP; Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Pincus & Co.*
------------------------ -------------------------------------------------------
NL & Co.**
------------------------ -------------------------------------------------------
---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

** New York limited partnership; primary activity is ownership interest in WP.

                               MEMBERS OF EMW LLC
                               ------------------

------------------------ -------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH EMW LLC, AND POSITIONS
         NAME                          WITH THE REPORTING ENTITIES

------------------------ -------------------------------------------------------
Joel Ackerman            Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Frank M. Brochin (1)     Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Harold Brown             Member and Senior Managing Director of EMW LLC; Partner
                         of WP
------------------------ -------------------------------------------------------
W. Bowman Cutter         Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Cary J. Davis            Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Stephen Distler          Member, Managing Director, and Treasurer of EMW LLC;
                         Partner of WP
------------------------ -------------------------------------------------------
Tetsuya Fukagawa (2)     Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Stewart K. P. Gross      Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Alf Grunwald (3)         Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Patrick T. Hackett       Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Jeffrey A. Harris        Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Roberto Italia (4)       Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
William H. Janeway       Member and Senior Managing Director of EMW LLC; Partner
                         of WP
------------------------ -------------------------------------------------------
Douglas M. Karp          Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Charles R. Kaye          Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------

------------------------ -------------------------------------------------------
Henry Kressel            Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Rajiv B. Lall (5)        Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Joseph P. Landy          Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Sidney Lapidus           Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Kewsong Lee              Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Jonathan S. Leff         Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Reuben S. Leibowitz      Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
David E. Libowitz        Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Nicholas J. Lowcock (6)  Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
John W. MacIntosh (7)    Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Nancy Martin             Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Edward J. McKinley       Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
James McNaught-Davis (6) Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Rodman W. Moorhead III   Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Howard H. Newman         Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Gary D. Nusbaum          Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Dalip Pathak             Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------

------------------------ -------------------------------------------------------
Lionel I. Pincus         Managing Member, Chairman of the Board and Chief
                         Executive of EMW LLC; Managing Partner of WP
------------------------ -------------------------------------------------------
John D. Santoleri        Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Henry Schacht            Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Steven G. Schneider      Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Dominic H. Shorthouse
(6)                      Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Melchior Stahl (3)       Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Chang Q. Sun (8)         Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
John L. Vogelstein       Member and Vice Chairman of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Elizabeth H. Weatherman  Member and Managing Director of EMW LLC; Partner of WP
------------------------ -------------------------------------------------------
Jeremy S. Young (6)      Member and Managing Director of EMW LLC
------------------------ -------------------------------------------------------
Pincus & Co.*
------------------------ -------------------------------------------------------
(1) - Citizen of France

(2) - Citizen of Japan

(3) - Citizen of Germany

(4) - Citizen of Italy

(5) - Citizen of India

(6) - Citizen of United Kingdom

(7) - Citizen of Canada

(8) - Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

                                   Schedule II

              Recent Purchases of the Common Stock of PhyCor, Inc.


----------------- -------------------------- --------------- -------------
Name of Purchaser Number of Shares Purchased Price Per Share Date of Trade
----------------- -------------------------- --------------- -------------
----------------- -------------------------- --------------- -------------
Warburg Entites   178,000                    $0.59375        6/14/00
----------------- -------------------------- --------------- -------------
Warburg Entities  276,700                    $0.59375        6/15/00
----------------- -------------------------- --------------- -------------
Warburg Entities  201,058                    $0.62500        6/16/00
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Warburg Entities  170,706                    $0.62500        6/19/00
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Warburg Entities  28,900                     $0.62500        6/20/00
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Warburg Entities  98,542                     $0.62500        6/21/00
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